UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Floor 15, Yonghe East Building B

No.28 Andingmen East Avenue

Dongcheng District, Beijing, China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Independent Director

On February 9, 2022, Mr. Adam (Xin) He, an independent director and the chairperson of the audit committee of the board of directors of Baosheng Media Group Holdings Limited (the “Company”), notified the Company of his resignation from the board of directors for personal reasons, effective February 10, 2022. Mr. Adam (Xin) He’s resignation from the board of directors was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following Mr. Adam (Xin) He’s resignation, the Company expects to nominate a replacement director to the board of directors and elect a new chairperson for its audit committee of the board of directors, in accordance with the terms of its audit committee charter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: February 11, 2022	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer